

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Alyssa J. Rapp
Chief Executive Officer
HWEL Holdings Corp.
1001 Green Bay Rd, #227
Winnetka, IL 60093

> **Re:**   **HWEL Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.8, 10.9, and 10.10**
> **Filed July 13, 2023**
> **File No. 333-271952**

Dear Alyssa J. Rapp:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Lijia Sanchez, Esq.